                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 70

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                           New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                               September 19, 2008
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                       13D

---------------------
CUSIP NO. 38141G 10 4
---------------------
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1.   NAMES OF REPORTING PERSONS:

     Each of the persons identified on Appendix A.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     As to a group consisting solely of Covered Persons(1)                         (a)   [x]
     As to a group consisting of persons other than Covered Persons                (b)   [x]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS:

     OO and PF (Applies to each person listed on Appendix A.)
---------------------------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e) (Applies to each person listed on Appendix A.)

     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States unless otherwise indicated on Appendix A.
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               7.   SOLE VOTING POWER:

                    0
               ------------------------------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES           listed on Appendix A.)
BENEFICIALLY
  OWNED BY          19,578,313 Voting Shares(2) held by Covered Persons
    EACH            3,660 Shared Ownership Shares held by Covered Persons(3)
  REPORTING         8,504,355 Sixty Day Shares held by Covered Persons(4)
   PERSON           2,773,515 Other Shares held by Covered Persons (5)
    WITH       ------------------------------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER (See Item 6)

                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and Other
                    Shares, 0
               ------------------------------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):

                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,859,843
---------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
---------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.65%
---------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
---------------------------------------------------------------------------------------------------

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 557,095 shares of Common Stock held by 28 private charitable foundations established by 27 Covered Persons; (ii) 1,553,773 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 661,680 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 967 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Yusuf A. Aliredha                      Bahrain
Philippe J. Altuzarra                   France
John A. Ashdown                           UK
Akio Asuke                              Japan
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                       Morocco
Milton R. Berlinski                The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Elizabeth E. Beshel
Mark R. Beveridge
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                      Germany
Johannes M. Boomars                The Netherlands
Atanas Bostandjiev                        UK
Charles W.A. Bott                         UK
Craig W. Broderick
Jason M. Brown                            UK
Melissa R. Brown
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jin Yong Cai                       China/Hong Kong
Richard M. Campbell-Breeden               UK
Gerald J. Cardinale
Mark M. Carhart
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                  Hong Kong
Amy L. Chasen
R. Martin Chavez
Andrew A. Chisholm                      Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Christopher A. Cole
Peter H. Comisar
Laura C. Conigliaro
William J. Conley Jr.
Thomas G. Connolly                   Ireland/USA
Linnea K. Conrad
Karen R. Cook                             UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                         Canada
Matthew H. Cyzer                          UK
Michael D. Daffey                     Australia
John S. Daly                           Ireland
Stephen D. Daniel                       Canada
Diego De Giorgi                         Italy
Michael G. De Lathauwer                Belgium
Francois-Xavier de Mallmann       France/Switzerland
Jean A. De Pourtales                  France/UK
Giorgio De Santis                       Italy
Daniel L. Dees
Mark Dehnert
Juan A. Del Rivero                      Spain
Martin R. Devenish                        UK
Salvatore Di Stasi                      Italy
Alexander C. Dibelius                  Germany
Simon P. Dingemans                        UK
Joseph P. DiSabato
Katinka I. Domotorffy
Suzanne O. Donohoe
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                          France
Glenn P. Earle                            UK
Kenneth M. Eberts III
Edward K. Eisler                       Austria
Jason H. Ekaireb                          UK
Kathleen G. Elsesser
Peter C. Enns                           Canada
James P. Esposito
Michael P. Esposito
J. Michael Evans                        Canada
Carl Faker                          France/Lebanon
Elizabeth C. Fascitelli

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Douglas L. Feagin
Steven M. Feldman
Gregg J. Felton
Luca D. Ferrari                         Italy
Pierre-Henri Flamand                    France
Timothy B. Flynn
Elisabeth Fontenelli
Silverio Foresi                         Italy
Colleen A. Foster
Orit Freedman                           Israel
Matthew T. Fremont-Smith
Christopher G. French                     UK
Richard A. Friedman
Enrico S. Gaglioti
James R. Garman                           UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                      Ireland/
                                     South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Lorenzo Grabau                          Italy
Michael J. Graziano
Stefan Green                          Australia
David J. Greenwald
Peter Gross
Vishal Gupta                            India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                         Japan
Keith L. Hayes                            UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Simon N. Holden                           UK
Margaret J. Holen
Peter Hollmann                         Germany
Philip Holzer                          Germany
Robert Howard


                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Zu Liu Frederick Hu                     China
Alastair J. Hunt                        UK/USA
Edith A. Hunt
Phillip S. Hylander                       UK
Timothy J. Ingrassia
Zubin P. Irani                         UK/India
Raymond J. Iwanowski
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                        Ireland
Robert C. Jones
Andrew J. Kaiser
Toshinobu Kasai                         Japan
James C. Katzman
Carsten Kengeter                       Germany
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball Jr.
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                        Japan
Eric S. Lane
Jonathan A. Langer
John J. Lauto
George C. Lee
Gregory D. Lee                        Australia
Ronald Lee
Tim Leissner                        Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Hughes B. Lepic                         France
Wai Man Kaven Leung                   Hong Kong
Johan Leven                             Sweden
Allan S. Levine
Brian T. Levine
Jack Levy
George C. Liberopoulos                Canada/USA
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Anthony W. Ling                           UK
Victor M. Lopez-Balboa
Antigone Loudiadis                        UK
Peter J. Lyon
Peter B. MacDonald                        UK
Mark G. Machin                            UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                              UK

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Charles G. R. Manby                       UK
Simon I. Mansfield                        UK
Robert J. Markwick                        UK
Serge Marquie                           France
Allan S. Marson                           UK
Alison J. Mass
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra                      USA/India
Bernard A. Mensah                         UK
Julian R. Metherell                       UK
Michael J. Millette
Masanori Mochida                        Japan
Timothy H. Moe
Philip J. Moffitt                     Australia
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                           UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                  UK
Donald R. Mullen
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                       Germany
Kenichi Nagasu                          Japan
Jeffrey P. Nedelman
Gavin G. O'Connor
L. Peter O'Hagan                        Canada
Terence J. O'Neill                        UK
Timothy J. O'Neill
Taneki Ono                              Japan
Peter C. Oppenheimer                      UK
Fumiko Ozawa                            Japan
Gregory K. Palm
Konstantinos N. Pantazopoulos           Greece
James R. Paradise                         UK
Sanjay H. Patel                         India
Sheila H. Patel
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Kevin A. Quinn
Jean Raby                               Canada
John J. Rafter                         Ireland
Dioscoro-Roy I. Ramos                Philippines
Charlotte P. Ransom                       UK
Krishna S. Rao                          India
Buckley T. Ratchford
Joseph Ravitch
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                         Australia
Katsunori Sago                          Japan
Ankur A. Sahu                           India
Guy E. Saidenberg                       France
Pablo J. Salame                        Ecuador
Muneer A. Satter
Peter Kevin Scaturro
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Steven M. Scopellite
John A. Sebastian
Karen D. Seitz
Peter D. Selman                           UK
Lisa M. Shalett
David G. Shell
Michael S. Sherwood                       UK
David A. Shiffman
Kunihiko Shiohara                       Japan
Ravi M. Singh
Ravi Sinha                            India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                            UK
Jonathan S. Sobel
David M. Solomon
Theodore T. Sotir

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
Marc A. Spilker
Christoph W. Stanger                   Austria
Esta E. Stecher
Laurence Stein                       South Africa
Chase O. Stevenson
Steven H. Strongin
Jonathan R. Symonds                       UK
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                      Germany
Thomas D. Teles
Daisuke Toki                            Japan
Peter K. Tomozawa
Massimo Tononi                          Italy
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Eiji Ueda                               Japan
Kaysie P. Uniacke
Lucas van Praag                           UK
Ashok Varadhan
John J. Vaske
Andrea Vella                            Italy
Jeffrey L. Verschleiser
Robin A. Vince                            UK
David A. Viniar
Alejandro Vollbrechthausen              Mexico
David H. Voon
Casper W. Von Koskull                  Finland

                                        ITEM 6
                                      CITIZENSHIP
             ITEM 1                 (UNITED STATES
-------------------------------    UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS        INDICATED)
-------------------------------   ------------------
John E. Waldron
Theodore T. Wang                        China
Alan S. Waxman
Nicholas H. Weber
John S. Weinberg
Gregg S. Weinstein
Martin M. Werner                        Mexico
Matthew Westerman                         UK
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson                     New Zealand
Jon Winkelried
Samuel J. Wisnia                        France
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                            UK
Shinichi Yokote                         Japan
W. Thomas York, Jr.
Wassim G. Younan                      UK/Lebanon
Paul M. Young
William J. Young
Sanaz Zaimi                               UK
Paolo Zannoni                           Italy
Yoel Zaoui                              France
Kevin Zhang                             China

Reporting Entities

             ITEM 1                                         ITEM 6              NAME OF ESTABLISHING
         NAME OF ENTITY            TYPE OF ENTITY   PLACE OF ORGANIZATION          COVERED PERSON
--------------------------------   --------------   ---------------------   ---------------------------
Anahue Limited                       Corporation            Jersey               Andrew A. Chisholm
Bott 2004 Settlement                    Trust                 UK                 Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                 UK            Richard M. Campbell-Breeden
Devenish 2004 Settlement                Trust                 UK                Martin R. Devenish
Dingemans 2004 Settlement               Trust                 UK                Simon P. Dingemans
Drayton 2004 Settlement                 Trust                 UK                   Karen R. Cook
French 2004 Settlement                  Trust                 UK               Christopher G. French
Ling 2004 Settlement                    Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                   Trust                 UK                Charles G.R. Manby
Markwick 2004 Settlement                Trust                 UK                Robert J. Markwick
O'Neill 2004 Trust                      Trust                 UK                Terence J. O'Neill
Ransom 2004 Settlement                  Trust                 UK                Charlotte P. Ransom
RJG Holding Company                  Corporation        Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement                Trust                 UK                Michael S. Sherwood
Westerman 2004 Settlement               Trust                 UK                 Matthew Westerman
Zurrah Limited                       Corporation            Jersey                  Yoel Zaoui

     This Amendment No. 70 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 70 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a bank holding company and a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

     The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee has permitted certain Covered Persons to temporarily drop below the 25% retention requirement to allow sales for tax planning purposes.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Jon Winkelried are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 1,788,670 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

     In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the

Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

     GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

LETTER AGREEMENTS

     On September 28, 2008, each of Lloyd C. Blankfein, Gary D. Cohn, Jon Winkelried and David A. Viniar (each an "Executive") executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc.

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                       CONVICTIONS OR         BENEFICIAL
                                                                        VIOLATIONS OF      OWNERSHIP OF THE
                                                                      FEDERAL OR STATE   COMMON STOCK OF THE
                                                       PRESENT         LAWS WITHIN THE      GOLDMAN SACHS
   NAME      CITIZENSHIP     BUSINESS ADDRESS        EMPLOYMENT        LAST FIVE YEARS       GROUP, INC.
----------   -----------   -------------------   ------------------   ----------------   -------------------
Steven M.        USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Bunson                     New York, NY          The Goldman Sachs                       outstanding shares
                           10004                 Group, Inc.                             of Common Stock.
Michael H.        UK       26 New Street,        Partner,                   None         None
Richardson                 St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA
Anthony J.        UK       26 New Street,        Partner,                   None         None
Dessain                    St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
   AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 8,504,355 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, which are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                  NUMBER OF     PRICE PER
COVERED PERSON                   TRADE DATE         SHARES    SHARE (IN $)
--------------               ------------------   ---------   ------------
Paul D. Bernard                 July 21, 2008         2,200         182.42
Melissa R. Brown                July 21, 2008           880         182.71
Justin G. Gmelich               July 21, 2008         5,000         181.83
Melina E. Higgins               July 21, 2008         2,000         184.12
Peter K. Tomozawa               July 21, 2008         1,300         183.75
Craig W. Broderick              July 22, 2008         2,378         185.00
Gerald J. Cardinale             July 22, 2008         2,850         185.00
Abby Joseph Cohen               July 22, 2008         1,000         184.85
Christopher A. Cole             July 22, 2008         2,500         184.41
Christopher A. Cole             July 22, 2008         2,500         185.70
Christopher A. Cole             July 22, 2008         2,000         187.40
Laura C. Conigliaro             July 22, 2008         2,750         184.58
Melina E. Higgins               July 22, 2008        11,000         184.40
Kevin W. Kennedy                July 22, 2008        10,000         184.36
John J. Lauto                   July 22, 2008           300         187.69
Peter B. MacDonald              July 22, 2008         5,000         180.00
Peter B. MacDonald              July 22, 2008         5,000         185.00
Gene Reilly                     July 22, 2008         1,000         184.99
Peter K. Tomozawa               July 22, 2008           500         178.50
Peter K. Tomozawa               July 22, 2008           500         179.00
Peter K. Tomozawa               July 22, 2008           500         179.50
Peter K. Tomozawa               July 22, 2008           500         180.00
Peter K. Tomozawa               July 22, 2008           500         180.50
Peter K. Tomozawa               July 22, 2008           500         181.00
Peter K. Tomozawa               July 22, 2008           500         181.50
Peter K. Tomozawa               July 22, 2008           500         182.00
Peter K. Tomozawa               July 22, 2008           500         182.50
Peter K. Tomozawa               July 22, 2008           500         183.00
Casper W. Von Koskull           July 22, 2008         2,846         180.00
C. Howard Wietschner            July 22, 2008           300         187.26
Abby Joseph Cohen               July 23, 2008         1,000         188.00
Michael G. De Lathauwer         July 23, 2008         3,000         188.05
Kathleen G. Elsesser            July 23, 2008         1,205         185.52
David B. Heller                 July 23, 2008        15,000         185.47
Kenneth W. Hitchner             July 23, 2008           969         188.84
Andrew J. Jonas                 July 23, 2008         1,330         187.55
Kevin W. Kennedy                July 23, 2008        10,000         187.96
Gene Reilly                     July 23, 2008         1,000         189.88
Steve M. Scopellite             July 23, 2008         1,300         190.00
Peter K. Tomozawa               July 23, 2008           500         187.00
Peter K. Tomozawa               July 23, 2008           500         187.50
Peter K. Tomozawa               July 23, 2008           500         188.00
Lucas van Praag                 July 23, 2008         1,000         188.00
Westerman 2004 Settlement       July 23, 2008         4,000         187.06

                                                  NUMBER OF     PRICE PER
COVERED PERSON                   TRADE DATE         SHARES    SHARE (IN $)
--------------               ------------------   ---------   ------------
John A. Ashdown                 July 24, 2008         3,000         185.99
Johannes M. Boomaars            July 24, 2008           300         184.80
Johannes M. Boomaars            July 24, 2008           500         184.81
Johannes M. Boomaars            July 24, 2008           403         184.82
Johannes M. Boomaars            July 24, 2008           370         185.08
Johannes M. Boomaars            July 24, 2008           700         185.10
Johannes M. Boomaars            July 24, 2008         3,300         185.11
Johannes M. Boomaars            July 24, 2008         2,100         185.15
Johannes M. Boomaars            July 24, 2008           600         185.18
Brahm S. Cramer                 July 24, 2008        11,000         181.22
Michael D. Daffey               July 24, 2008         5,896         184.32
Jean A. De Pourtales            July 24, 2008         5,000         185.00
Jean A. De Pourtales            July 24, 2008         5,910         185.99
Gregg R. Lemkau                 July 24, 2008         1,783         185.52
C, Howard Wietschner            July 24, 2008           700         182.56
Tracy R. Wolstencroft           July 24, 2008        25,925         184.85
Peter H. Comisar                July 25, 2008           183         178.42
Edith W. Cooper                 July 25, 2008         5,600         178.29
John S. Daly                    July 25, 2008         5,000         178.69
Celeste A. Guth                 July 25, 2008         1,000         179.50
Ronald Lee                      July 25, 2008         3,875         178.13
C. Howard Wietschner           August 15, 2008          500         150.00
C. Howard Wietschner           August 15, 2008          400         160.00
Dean C. Backer               September 17, 2008       8,000         121.88
Milton R. Berlinski          September 17, 2008     100,000         102.65
Stuart N. Bernstein          September 17, 2008       5,000         101.37
Andrew A. Chisholm           September 17, 2008      21,200         120.49
Linnea K. Conrad             September 17, 2008       7,000         105.88
Kenneth M. Eberts III        September 17, 2008       5,380         116.68
Justin G. Gmelich            September 17, 2008       8,500         119.62
Timothy M. Kingston          September 17, 2008       1,000         125.00
Jack Levy                    September 17, 2008      50,974         119.99
Peter B. MacDonald           September 17, 2008       7,400          99.79
Peter B. MacDonald           September 17, 2008       1,600          99.81
Peter B. MacDonald           September 17, 2008         100          99.82
Peter B. MacDonald           September 17, 2008         100          99.85
Peter B. MacDonald           September 17, 2008         600          99.90
Peter B. MacDonald           September 17, 2008         800          99.92
Peter B. MacDonald           September 17, 2008       1,300          99.93
Peter B. MacDonald           September 17, 2008         400          99.94
Peter B. MacDonald           September 17, 2008         400          99.95
Peter B. MacDonald           September 17, 2008         100          99.97
Peter B. MacDonald           September 17, 2008         323         100.00
Peter B. MacDonald           September 17, 2008       1,500         100.01
Peter B. MacDonald           September 17, 2008         600         100.03
Peter B. MacDonald           September 17, 2008         400         100.04
Peter B. MacDonald           September 17, 2008         400         100.05
Peter B. MacDonald           September 17, 2008         500         100.06
Peter B. MacDonald           September 17, 2008         500         100.07
Peter B. MacDonald           September 17, 2008       1,100         100.10
Peter B. MacDonald           September 17, 2008         200         100.11
Alison J. Mass               September 17, 2008       8,973         100.48
Masanori Mochida             September 17, 2008     500,000         111.44
Philip J. Moffitt            September 17, 2008       7,809         102.68

                                                  NUMBER OF     PRICE PER
COVERED PERSON                   TRADE DATE         SHARES    SHARE (IN $)
--------------               ------------------   ---------   ------------
Arjun N. Murti               September 17, 2008       2,500         105.08
Arjun N. Murti               September 17, 2008       2,500         106.63
Stephen R. Pierce            September 17, 2008      35,708         100.27
Jeffrey A. Resnick           September 17, 2008       3,500         122.17
Jeffrey A. Resnick           September 17, 2008         200         122.18
Jeffrey A. Resnick           September 17, 2008         400         122.22
Jeffrey A. Resnick           September 17, 2008         100         122.27
Jeffrey A. Resnick           September 17, 2008         100         122.28
Jeffrey A. Resnick           September 17, 2008         700         122.29
Jeffrey A. Resnick           September 17, 2008       4,000         125.00
Stephen M. Scherr            September 17, 2008       1,541         100.23
Howard B. Schiller           September 17, 2008      20,000         107.14
Shahriar Tadjbakhsh          September 17, 2008       4,000         112.00
Donald J. Truesdale          September 17, 2008       2,500         101.16
Alejandro Vollbrechthausen   September 17, 2008       4,056         121.37
John E. Waldron              September 17, 2008       9,895         100.69
C. Howard Wietschner         September 17, 2008         300         106.39
C. Howard Wietschner         September 17, 2008         200         110.35
C. Howard Wietschner         September 17, 2008         100         110.36
C. Howard Wietschner         September 17, 2008         200         112.96
C. Howard Wietschner         September 17, 2008         300         113.60
C. Howard Wietschner         September 17, 2008       1,600         116.32
C. Howard Wietschner         September 17, 2008         200         117.20
C. Howard Wietschner         September 17, 2008         100         117.21
C. Howard Wietschner         September 17, 2008         100         120.28
C. Howard Wietschner         September 17, 2008         150         120.35
John S. Willian              September 17, 2008       7,100         119.99
Milton R. Berlinski          September 18, 2008      75,000          90.64
Thomas W. Cornacchia         September 18, 2008      10,000         111.41
Peter C. Enns                September 18, 2008       4,000         101.30
Jeffrey B. Goldenberg        September 18, 2008      30,000         105.00
Peter Gross                  September 18, 2008       4,000         102.27
Keith L. Hayes               September 18, 2008       2,300         105.00
Kenneth W. Hitchner          September 18, 2008       3,677         114.81
Simon N. Holden              September 18, 2008         600         111.89
Simon N. Holden              September 18, 2008         200         111.90
Simon N. Holden              September 18, 2008         100         111.91
Simon N. Holden              September 18, 2008         100         111.92
Simon N. Holden              September 18, 2008         200         111.94
Simon N. Holden              September 18, 2008         107         111.96
Simon N. Holden              September 18, 2008         783         111.98
Simon N. Holden              September 18, 2008         100         112.00
Antigone Loudiadis           September 18, 2008      11,663          89.76
Antigone Loudiadis           September 18, 2008      32,425          89.93
Peter J. Lyon                September 18, 2008       3,461         104.73
Clare R. Scherrer            September 18, 2008       3,850         107.37
Howard B. Schiller           September 18, 2008      20,000         104.67
Steve M. Scopellite          September 18, 2008      10,000         109.77
Roland W. Tegeder            September 18, 2008      10,527         105.00
Donald J. Truesdale          September 18, 2008       6,331          88.85
Michael J. Carr              September 19, 2008       7,700         126.86
Henry Cornell                September 19, 2008      50,000         130.00
Matthew H. Cyzer             September 19, 2008       5,000         138.78
Richard A. Friedman          September 19, 2008     100,000         138.49

                                                  NUMBER OF    PRICE PER
COVERED PERSON                   TRADE DATE         SHARES    SHARE (IN $)
--------------               ------------------   ---------   ------------
Rumiko Hasegawa              September 19, 2008       1,500         144.90
Brian T. Levine              September 19, 2008       2,397         144.90
Jack Levy                    September 19, 2008      16,550         131.83
Jack Levy                    September 19, 2008      13,450         131.94
Victor M. Lopez-Balboa       September 19, 2008      10,000         131.17
Peter C. Oppenheimer         September 19, 2008       1,271         135.00
Peter C. Oppenheimer         September 19, 2008       2,000         139.00
Richard H. Powers            September 19, 2008       4,324         133.02
Ivan Ross                    September 19, 2008         100         130.26
Steve M. Scopellite          September 19, 2008       2,000         135.00
William J. Young             September 19, 2008      15,250         131.84

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                  NUMBER OF    PRICE PER
COVERED PERSON                   TRADE DATE        SHARES     SHARE (IN $)
--------------               ------------------   ---------   ------------
David H. Voon                   July 22, 2008           200         181.51
Craig W. Broderick              July 23, 2008           572         186.92
C. Howard Wietschner            July 23, 2008             2         185.84
David H. Voon                   July 25, 2008            35         178.24
C. Howard Wietschner            July 25, 2008            78         178.89
John S. Daly                 September 17, 2008         543         120.19
Elizabeth C. Fascitelli      September 17, 2008      45,500         110.02
Richard A. Friedman          September 17, 2008      75,000         101.75
Richard A. Friedman          September 17, 2008     150,000         101.88
Gary T. Giglio               September 17, 2008       1,000         103.22
Terence J. O'Neill           September 17, 2008      20,000         102.63
Terence J. O'Neill           September 17, 2008      47,700         106.15
Mark F. Dehnert              September 18, 2008         100         105.00
Richard A. Friedman          September 18, 2008      25,000          99.79
Terence J. O'Neill           September 18, 2008      32,000          94.21
John S. Daly                 September 19, 2008         162         124.49
David M. Solomon             September 19, 2008       1,301         136.92
Robin A. Vince               September 19, 2008         253         144.90

The following purchases and sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons or through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                             PURCHASE OR                        NUMBER OF    PRICE PER
COVERED PERSON                  SALE           TRADE DATE         SHARES    SHARE (IN $)
--------------               -----------   ------------------   ---------   ------------
Matthew C. Westerman            Sale          July 23, 2008         2,436         187.07
Wassim G. Younan                Sale          July 24, 2008         5,000         182.73
Milton R. Berlinski             Sale       September 17, 2008       1,000         119.68
Gene T. Sykes                   Sale       September 18, 2008      25,000         115.93
Laura C. Conigliaro             Sale       September 19, 2008         594         129.01

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                            STRIKE   SALES    NUMBER OF   NUMBER OF
                                                NUMBER OF    PRICE   PRICE      SHARES      SHARES
COVERED PERSON               DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD       RETAINED
--------------               ----------------   ---------   ------   ------   ---------   ---------
David H. Voon                  July 22, 2008        2,706    78.87   180.20       2,706           0
Craig W. Broderick             July 23, 2008        7,704    91.61   185.66       7,704           0
Frank L. Coulson, Jr.          July 23, 2008        5,000    91.61   187.84       5,000           0
Frank L. Coulson, Jr.          July 23, 2008        5,000    91.61   187.91       5,000           0
Edith A. Hunt                  July 23, 2008        4,000       53   186.82       4,000           0
Mitchell J. Lieberman          July 23, 2008        5,000       53   185.72       5,000           0
Mitchell J. Lieberman          July 23, 2008        5,000       53   188.11       5,000           0
John F.W. Rogers               July 23, 2008       10,000       53   187.34      10,000           0
C. Howard Wietschner           July 23, 2008        1,000    78.87   186.61         677         323
C. Howard Wietschner           July 23, 2008        1,550   82.875   186.61       1,067         483
C. Howard Wietschner           July 23, 2008          840    78.87   188.00         567         273
C. Howard Wietschner           July 23, 2008          850    78.87   189.62         572         278
Christopher A. Cole            July 24, 2008        5,000   82.875   185.58       5,000           0
C. Howard Wietschner           July 24, 2008        1,500    91.61   179.84       1,087         413
C. Howard Wietschner           July 24, 2008        1,950    91.61   184.04       1,402         548
C. Howard Wietschner           July 24, 2008        1,504    78.87   184.47       1,022         482
C. Howard Wietschner           July 24, 2008          240    91.61   184.75         173          67
Johannes M. Boomaars           July 25, 2008        5,578       53   179.90       5,578           0
Peter H. Comisar               July 25, 2008        2,436   82.875   179.90       2,436           0
Douglas L. Feagin              July 25, 2008        1,500       53   177.72       1,500           0
Jonathan A. Langer             July 25, 2008        2,674    91.61   178.11       2,674           0
Jonathan A. Langer             July 25, 2008        2,030    91.61   178.24       1,477         553
Jonathan A. Langer             July 25, 2008        2,463    78.87   178.27       2,463           0
David M. Ryan                  July 25, 2008        4,107    78.87   179.90       4,107           0
David M. Ryan                  July 25, 2008        5,124    91.61   179.90       5,124           0
C. Howard Wietschner           July 25, 2008        1,025    91.61   179.00       1,025           0
C. Howard Wietschner           July 25, 2008          375    91.61   179.01         273         102
C. Howard Wietschner           July 25, 2008        1,100    91.61   179.42       1,100           0
John S. Daly                  Sept. 17, 2008       10,479   82.875   119.66      10,479           0
Alejandro Vollbrechthausen    Sept. 17, 2008        9,888    96.08   121.56       9,888           0
Alejandro Vollbrechthausen    Sept. 17, 2008        7,533    78.87   121.67       7,533           0
Isabelle Ealet                Sept. 18, 2008        3,712    78.87   105.02       3,170         542
Isabelle Ealet                Sept. 18, 2008       15,000    91.61   113.00      13,335       1,665
Isabelle Ealet                Sept. 18, 2008       13,535   82.875   115.00      11,313       2,222
Edith A. Hunt                 Sept. 18, 2008        4,000       53   103.53       4,000           0
C. Howard Wietschner          Sept. 18, 2008          350    78.87   114.50         350           0
C. Howard Wietschner          Sept. 18, 2008          400    78.87   115.00         400           0
Todd A. Williams              Sept. 18, 2008       13,896       53   111.97      13,896           0
John S. Daly                  Sept. 19, 2008        7,763    91.61   124.53       7,763           0
Johan Leven*                  Sept. 19, 2008        9,102       53   133.26           0           0
Robin A. Vince                Sept. 19, 2008        3,525    78.87   144.90       3,525           0
Robin A. Vince                Sept. 19, 2008          633   82.875   144.90         633           0
Robin A. Vince                Sept. 19, 2008        4,914    91.61   144.90       4,914           0
C. Howard Wietschner          Sept. 19, 2008          250    91.61   125.00         250           0
C. Howard Wietschner          Sept. 19, 2008          250    91.61   127.82         250           0
C. Howard Wietschner          Sept. 19, 2008          150    78.87   130.00         150           0

                                                            STRIKE   SALES    NUMBER OF   NUMBER OF
                                                NUMBER OF    PRICE   PRICE      SHARES      SHARES
COVERED PERSON               DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD       RETAINED
--------------               ----------------   ---------   ------   ------   ---------   ---------
C. Howard Wietschner          Sept. 19, 2008          300    78.87   130.28         300           0
C. Howard Wietschner          Sept. 19, 2008          450    78.87   144.90         450           0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock. As of September 19, 2008, this transaction had not yet settled.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                               NUMBER OF   ACQUISITION OR
COVERED PERSON                TRANSFER DATE      SHARES     DISPOSITION
--------------               ---------------   ---------   --------------
Esta E. Stecher               July 25, 2008      114,985    Disposition
Elizabeth E. Beshel          August 29, 2008       1,103    Disposition

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. These Covered Persons acquired interests in the Common Stock fund representing the number of Other Shares set forth below:

                              ACQUISITION OR      TRANSACTION       NUMBER OF    PRICE PER
COVERED PERSON                 DISPOSITION            DATE            SHARES    SHARE (IN $)
--------------               ---------------   ------------------   ---------   ------------
David M. Ryan                 Acquisition         July 25, 2008             1         178.66
Douglas L. Feagin             Acquisition      September 19, 2008         679         129.80

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:


                                                           STRIKE
                              INSTRUMENT AND   NUMBER OF    PRICE
       COVERED PERSON            POSITION        SHARES    (IN $)    TRANSACTION DATE       MATURITY DATE
---------------------------   --------------   ---------   ------   ------------------   ------------------
Susan A. Willetts              Call Written       7,400      210      April 22, 2008      October 18, 2008
Christopher A. Cole            Call Written       5,000      220       May 13, 2008       January 17, 2009
Christopher A. Cole            Call Written       5,000      230       May 13, 2008       January 17, 2009
Christopher A. Cole            Call Written      10,000      240       May 13, 2008       January 17, 2009
Christopher A. Cole            Call Written       5,000      300       May 13, 2008       January 17, 2009
David J. Greenwald             Call Written       1,000      180       May 13, 2008       January 17, 2009
David J. Greenwald             Call Written       1,000      190       May 13, 2008       January 17, 2009
Jack Levy                      Call Written      30,000      210       May 13, 2008       January 17, 2009
Jack Levy                      Call Written      30,000      220       May 13, 2008       January 17, 2009
Christoph W. Stanger           Call Written       1,000      200       June 18, 2008      January 17, 2009
Charlotte P. Ransom            Call Written       4,400      200       June 20, 2008      October 18, 2008
David C. Ryan                  Call Written       1,800      185       June 25, 2008     September 20, 2008
Joseph H. Gleberman            Call Written      50,000      200       July 2, 2008       October 18, 2008
Joseph H. Gleberman*           Call Written      30,000      200       July 2, 2008       October 18, 2008
Christoph W. Stanger           Call Written         600      165       July 3, 2008       January 17, 2009
Gary T. Giglio                 Call Written       5,000      200       July 9, 2008       October 18, 2008
Eric S. Lane                   Call Written       2,000      180       July 15, 2008     September 20, 2008
Craig W. Broderick             Call Written      10,000      190       July 17, 2008      October 18, 2008
Mark F. Dehnert                Call Written      11,900      200       July 17, 2008      October 18, 2008
William L. Jacob III           Call Written       5,000      200       July 17, 2008      October 18, 2008
W. Thomas York, Jr.            Call Written       2,000      200       July 17, 2008      October 18, 2008
Joseph Ravitch                 Call Written       2,800      190       July 18, 2008      October 18, 2008
Joseph Ravitch                 Call Written       2,800      195       July 18, 2008      October 18, 2008
Paul D. Bernard                Call Written      10,000      200       July 21, 2008      October 18, 2008
Richard M. Campbell-Breeden    Call Written      16,800      195       July 21, 2008      October 18, 2008
Milton R. Berlinski            Call Written       6,000      190       July 22, 2008     September 20, 2008
Milton R. Berlinski            Call Written      14,000      210       July 22, 2008      October 18, 2008
Henry Cornell                  Call Written      50,000      200       July 22, 2008      October 18, 2008
Edward M. Siskind              Call Written      29,000      190       July 22, 2008      October 18, 2008
Stephen D. Daniel              Call Written       2,200      200       July 23, 2008     September 20, 2008
W. Thomas York, Jr.            Call Written       2,000      210       July 23, 2008      October 18, 2008
John A. Ashdown                Call Written       6,000      200       July 24, 2008      October 18, 2008
David J. Greenwald             Call Written       3,000      200       July 24, 2008      January 17, 2009
William L. Jacob III           Call Written       5,000      195       July 24, 2008      October 18, 2008
Celeste A. Guth                Call Written       5,000      200       July 25, 2008     September 20, 2008
Maykin Ho                      Call Written       8,500      200       July 25, 2008     September 20, 2008
Byron D. Trott                 Call Written      25,000      190       July 25, 2008     September 20, 2008
Byron D. Trott                 Call Written      25,000      195       July 25, 2008      October 18, 2008
C. Howard Wietschner           Call Written         100      100    September 17, 2008    October 18, 2008
Simon Dingemans               Call Purchased      7,700      110    September 18, 2008     April 18, 2009
Gary T. Giglio                 Put Written        2,000       80    September 18, 2008    January 16, 2010
Clare R. Scherrer              Call Written       3,000       90    September 18, 2008    January 17, 2009
Theresa E. McCabe              Call Written      15,000      140    September 19, 2008    January 17, 2009

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2008


                                        By: /s/ Beverly L. O'Toole
                                            ------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                 Description
-------   ----------------------------------------------------------------------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc.